 \
Filed Pursuant To Rule 433
Registration No. 333-151056
July  10, 2008
GLD

SPDR® Gold Shares[1]	As of 3/31/2008

INDEX TICKER N/A INTRADAY NAV TICKER GLDIV	INCEPTION DATE
11/12/2004
OBJECTIVE
The objective of the Trust is for the Shares to reflect the performance of the price of gold bullion, less the Trust’s expenses.

Ordinary brokerage commissions may apply.	ABOUT GOLD BULLION
A transcendent store of value, gold is accepted the world over and may be an effective wealth preservation tool. Most importantly, due to its low-to-negative correlations with traditional asset classes as well as with major economic variables, gold is a proven asset diversifier. When used in the construction of diversified portfolios, gold potentially helps reduce overall risk and may ultimately help protect investor wealth.
PERFORMANCE

TOTAL RETURN	LONDON PM FIX (%)	NAV (%)	MARKET VALUE (%)
QTD	10.33	11.48	9.79
YTD	46.03	46.13	43.70

ANNUALIZED
1 YEAR	41.93	40.51	37.50
3 YEAR	N/A	N/A	N/A
5 YEAR	N/A	N/A	N/A
SINCE INCEPTION	24.87	24.38	23.17

(%)
GROSS EXPENSE RATIO‡	0.40
The Performance quoted represents past performance and past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by calling 866-320-4053 or by visiting spdretfs.com.
ADVANTAGES

EASILY ACCESSIBLE SECURE	Listed on the NYSE The Gold Shares represent fractional, undivided interests in the Trust, the primary asset of which is allocated (or secured) gold.	TRANSPARENT	There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data. The price, holdings and net asset value of Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at: www.spdrgoldshares.com

COST EFFECTIVE	For many investors, the transaction costs related to the Gold Shares are expected to be lower than the costs associated with the purchase, storage and insurance of physical gold.	FLEXIBLE	Gold Shares are listed on the New York Stock Exchange Arca (NYSE Arca: GLD) and trade the same way ordinary stocks do. It is possible to buy or sell Gold Shares continuously throughout the trading day on the exchange at prices established by the market. Additionally, it is possible to place market, limit and stop-loss orders of Gold Shares.

LIQUID	Structure allows for baskets to be created and redeemed according to market demand, creating liquidity.

‡  World Gold Trust Services, LLC as the Sponsor and State Street Global Markets, LLC as the Marketing Agent have agreed to reduce the fees payable to them from the assets of the Trust to the extent required so that the estimated ordinary expenses of the Trust do not exceed an amount equal to 0.40% per annum of the daily net asset value during the period ending seven years from the date of the Trust Indenture, 11/12/2004, or upon the earlier termination of the Marketing Agent Agreement.
1  On May 21, 2008, the Trust changed its name to SPDR Gold Shares. Prior to this date, it was known as streetTRACKS Gold Trust.

SPDR®Gold Shares	As of 3/31/2008

KEY FACTS
BLOOMBERG	SPDR
TICKER SYMBOL	GLD
CUSIP	78463V107
EXCHANGE	New York Stock Exchange
SHORT SALE ELIGIBLE	Yes
MARGIN ELIGIBLE	Yes

MANAGEMENT
SPONSOR	World Gold Trust Services, LLC
CUSTODIAN	HSBC Bank USA, N.A.
TRUSTEE	The Bank of New York
MARKETING AGENT	State Street Global Markets, LLC
The “SPDR” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by SPDR® Gold Trust, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.
WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL McGRAW-HILL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING, BUT NOT LIMITED TO, LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

h   This material must be delivered with a prospectus. The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” and the information incorporated by references therein, before making an investment decision about the Shares.
Statement Regarding Forward-Looking Statements
The SPDR® Gold Trust has filed a registration statement (including a prospectus) with the SEC with respect to the SPDR® Gold Shares to which this communication relates. Before you invest in SPDR® Gold Shares, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and SPDR® Gold Shares. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the Issuer or any Authorized Participant in respect of the SPDR® Gold Shares will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold, 30th Floor, Boston, MA 02111.
This document/materials includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, but not limited to fluctuations in the price of gold; reductions in the amount of gold represented by each Share due to the payment of Trust expenses and the impact of the termination of the fee reduction under the Trust Indenture; purchasing activity in the gold market associated with the purchase of Baskets from the Trust; the lack of experience of the Sponsor and its management in operating an investment vehicle such as the Trust; unanticipated operational or trading problems; the lack of protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936; the lack of a market for the Shares; competition from other methods of investing in gold; the impact of large-scale distress sales of gold in times of crisis; the impact of substantial sales of gold by the official sector; the effect of a widening of interest rate differentials between the cost of money and the cost of gold; the loss, damage, theft or restrictions on access to the Trust’s gold; the lack of adequate sources of recovery if the Trust’s gold is lost, damaged, stolen or destroyed, including a lack of insurance; the failure of gold bullion allocated to the Trust to meet the London Good Delivery Standards; the failure of subcustodians to exercise due care in the safekeeping of the Trust’s gold; the limited ability of the Trustee and the Custodian to take legal action against sub-custodians; the insolvency of the Custodian; the Trust’s obligation to reimburse the underwriting of the Trust’s IPO and the Marketing Agent for certain liabilities in the event the Sponsor fails to indemnify them; competing claims over ownership of intellectual property rights related to the Trust; and other factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or Marketing Agent’s expectation or projections. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor expects the value of an investment in the Shares to similarly decline. Shareholders will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
“streetTRACKS” is a register mark of State Street Corporation.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA 02111 866.320.4053 www.spdrgoldshares.com
Marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors.

Not FDIC Insured – No Bank Guarantee – May Lose Value

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold, 30th Floor, Boston, MA 02111.